Corporate Outfitters, Inc.
A Delaware Corporation

January 29, 2008

Filed Via Edgar

To:	Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Phone   (202) 551-3356

Re:	Corporate Outfitters, Inc.
Request to Withdraw Registration Statement POS AM No. 1 to Form SB-2
Filed January 24, 2008
File Number 333-144973

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Corporate Outfitters, Inc. (the “Company”) hereby requests the withdrawal of its registration statement Post-Effective Amendment No.1 to Form SB-2 and exhibits thereto, which was filed on January 24, 2008 (Registration No. 333-144973) (the “Registration Statement”). No securities were sold under the Registration Statement.

The Company is withdrawing the Registration Statement because it inadvertently filed the Post-Effective Amendment without including the required audited financial statements.

The Company will correctly re-file the Post Effective Amendment to Form SB-2 immediately upon approval from the Securities and Exchange Commission with the required audited financial statements.

Very truly yours,

Corporate Outfitters, Inc.

By: /s/ David Taigen
David Taigen
Chief Executive Officer

3327 West Indian Trail Road, Suite 152
Spokane, WA  99208-4762
Telephone:  (509) 290-2847